Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 1, 2020

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

Dear Sir/Madam,

Sub: Credit Rating

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that India Ratings and Research (Ind-Ra) has assigned/affirmed the ratings for the following instruments:

Instrument Type	Date of Issuance	Coupon Rate	Maturity Date	Size of Issue (million)	Rating / Outlook	Rating Action
Long-Term Issuer Rating	-	-	-	-	IND AA+/Stable	Affirmed
Fund-based working capital limits	-	-	-	INR 100 (increased from INR 80)	IND AA+/ Stable/ IND A1+	Long-term rating affirmed; short term assigned
Non-fund-based working capital limits	-	-	-	INR 1,200 (increased from INR 920)	IND AA+ /Stable /IND A1+	Long-term rating assigned; short-term rating affirmed
Proposed working capital limits**	-	-	-	INR 4,700 (reduced from INR 5,000)	Provisional IND AA+/Stable/ Provisional IND A1+	Affirmed
Commercial paper (CP)	-	-	7-365 days	INR 8,000	IND A1+	Assigned

** The ratings are provisional and shall be confirmed upon the sanction and execution of the loan documents for the above facilities by DRL to the satisfaction of Ind-Ra.

This is for your information and record.

With regards,

Sandeep Poddar

Company Secretary

CC: New York Stock Exchange Inc., USA